ENTOURAGE MINING LTD. (U-ETGMF) – News Release

Entourage Provides Yukon Exploration Update, Nevada Gold-Silver Property Expansion and Confirms Appointment of Chairman

VANCOUVER, British Columbia – August 5, 2004

Entourage Mining Ltd., (“Entourage” or the “Company”) (OTCBB: ETGMF), a precious gemstone and precious mineral exploration company, announces that further to the Company’s news release dated June 16th, 2004, the Company’s geologist, Mr. James Turner, P. Geo, has informed Entourage that Phase One of the summer exploration program has been completed at Finlayson Lake, Yukon. Over 200 samples were collected, catalogued and sent to Acme Analytical Laboratories Ltd. in Vancouver for analysis. The Finlayson Lake properties are contiguous to the True North Gems “significant” emerald discovery at Regal Ridge. The Company anticipates that results of the analysis should be available within two weeks and Phase Two of the summer exploration program will begin based on the results of the analysis.

Preliminary prospecting and geologic work on the Finlayson properties has outlined similar stratigraphy to the Regal Ridge emerald discovery. The Company’s Special Advisor, Dr. J.C. Zwaan accompanied Mr. Turner on a field trip to the property and noted that “the geology of the Finlayson properties is similar to that of the Kafubu emerald deposit in Zambia”, where emeralds occur at or near the contact of pegmatite and surrounding rock.

Nevada Land Position Update

Goodsprings Development Corp. has informed the Company that it has staked an additional 40 mineral claims on the Company’s GBW (Black Warrior) property located on the Walker Lane Trend in Esmeralda County, Nevada. Gold and silver mineralization on the project is hosted in low-angle, structurally controlled zones and in widespread zones of jasperoid. The addition of the 40 claims brings the Company’s total GBW land package to 70 un-patented and 2-patented claims.

Confirms appointment of Chairman and Cancellation of Escrow

Entourage Mining Ltd. is pleased to confirm the appointment of Dr. Paul Shatzko as Chairman of the Board of the Company. Dr. Shatzko is the former Chairman and founder of Mountain Province Diamonds (OTCBB: MPVI, TSX: MPV). Dr. Shatzko has more than twenty years experience in the mining industry. In conjunction with Dr. Shatzko’s appointment and as an accommodation to the new board members, the Company’s former President, Ernest S. Peters and his wife Cheri Peters have now agreed to surrender a total of 3,375,000 escrow shares issued by the Company in 1996. The cancelled shares will be returned to treasury and the Company’s shares issued will reduce to 13,175,505 shares.

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contacts:

Entourage Mining Ltd.

Gregory F Kennedy

President & CEO

(604) 669-4369 Cell: (250) 216-2299

Fax: (604) 684-7208

info@entouragemining.com

www.entouragemining.com